October 12, 2011

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Premiere Global Services, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 14, 2011 File No. 001-13577

Dear Mr. Gilmore,

This letter sets forth the responses of Premiere Global Services, Inc. to the Securities and Exchange Commission staff’s letter dated September 29, 2011 with regard to the above-referenced filing.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

Comment:

1.	We note that a material portion of your cash and cash equivalents balances at December 31, 2010 and 2009 reside outside the United States. In view of this, we believe your disclosures should discuss the potential tax impact associated with the repatriation of such funds. In this regard, please revise your disclosures in future filings to clarify that such funds are not presently available to fund domestic operations or obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

We acknowledge the staff’s comment and understand that such information may be useful to investors in providing a more complete understanding of our liquidity position. Accordingly, we

Premiere Global Services, Inc. | The Terminus Building | 3280 Peachtree Road, NE, Suite 1000 | Atlanta, GA 30305 | pgi.com

will clarify our disclosure to include statements substantially in the following form under “Management’s Discussion and Analysis of Financial Condition and Results of Operations − Liquidity and Capital Resources” in our quarterly report on Form 10-Q for the period ended September 30, 2011:

At September 30, 2011, cash and cash equivalents held by our foreign subsidiaries totaled $xx million.1 As we generate positive cash flow from each of our geographic operating segments, we currently do not foresee a need to repatriate the cash and cash equivalents held by our foreign subsidiaries to fund domestic operations or repay domestic obligations. However, if these funds are needed for our operations in the United States, we could be required to pay additional U.S. taxes to repatriate these funds. We utilize a variety of tax planning and financing strategies with the objective of having our worldwide cash and cash equivalents available in the locations where they are needed, and, when advantageous, may access foreign cash or cash equivalents in a tax efficient manner.

We will also include substantially similar disclosure in our future filings, with updates as needed for changes in facts and circumstances.

1 We supplementally advise the staff that at December 31, 2010, we had $14.0 million of cash and cash equivalents held by foreign subsidiaries.

Critical Accounting Policies

Goodwill and Other Intangible Assets, page 36

Comment:

2.	Please tell us what your reporting units are and the amount of goodwill allocated to each reporting unit. To the extent that any of your reporting unit’s estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If your reporting units are not at risk of failing step one, please consider disclosure of this fact in future filings.

2

Response:

We acknowledge the staff’s comment and inform the staff that our reporting units are our operating segments (North America, Europe and Asia Pacific) for purposes of goodwill impairment testing. We concluded that our operating segments should be our reporting units after considering the guidance in ASC 350-20-35-36 and ASC 280-10-50-11.

The amount of goodwill allocated to each of our reporting units at December 31, 2010 for impairment testing purposes is as follows (in thousands): North America: $248,271, Europe: $34,046, Asia Pacific: $14,364.

We also note that we perform our impairment analyses for goodwill using a discounted cash flow methodology. Under this approach, each of our reporting unit’s fair value substantially exceeded (one by approximately 50%, one by approximately 35% and one by approximately 25%) its respective carrying value.

Based on the circumstances in effect at the end of 2010, in future filings, we will clarify our disclosure to include statements substantially in the following form:

“Based on our calculations this year, the fair value of each of our reporting units substantially exceeded their respective carrying values. Therefore, we do not believe that any of our reporting units are at risk of failing step one of the goodwill impairment test.”

In the event that one of our reporting unit’s fair value does not substantially exceed its carrying value in the future, we will expand our disclosure in future filings to include discussion of the points listed in the staff’s comment above.

Item 8. Financial Statements and Supplementary Data

Note 10. Earnings Per Share

Basic and Diluted Net Income Per Share, page 61

Comment:

3.	Please clarify whether the holders of unvested restricted shares have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method pursuant to ASC 260-10-45-61A.

Response:

We acknowledge the staff’s comment and advise the staff that upon forfeiture of any unvested restricted shares, the holder would be required to repay to us any dividends or dividend equivalents previously received with respect to such shares. Therefore, the unvested restricted shares do not contain nonforfeitable rights to dividends or dividend equivalents, and we do not consider them to be participating securities required to be included in our computation of earnings per share under the two-class method.

3

We advise the staff that in future filings we will clarify our disclosure to include a statement in substantially the following form in our “Earnings Per Share” footnote:

“Unvested shares of our restricted stock do not contain nonforfeitable rights to dividends or dividend equivalents.”

Note 18. Income Taxes, page 66

Comment:

4.	We note that you have not provided disclosure of the domestic and foreign components of income before income tax expense (benefit). In this regard, please tell us how you considered Rule 4-08(h)(1) of Regulation S-X. As part of your response, please supplementally provide us with this information for all years presented and confirm you will revise your disclosures in future filings accordingly.

Response:

We acknowledge the staff’s comment and the requirements of Rule 4-08(h)(1) of Regulation S-X. We did provide certain components of pre-tax income by reportable segment in Note 19 “Segment Reporting” of our annual report on Form 10-K for the fiscal year ended December 31, 2010, which, while helpful in determining an estimated split of pre-tax income between foreign and domestic sources, did not separately disclose the domestic and foreign components of income before income tax expense (benefit).

The following table sets forth the information requested for all years presented, and we confirm to the staff that we will include disclosure substantially in the following form in future filings:

“The foreign and domestic components of pre-tax income from continuing operations for 2010, 2009 and 2008 are as follows (in thousands):

	2010	2009	2008
Pre-Tax Income from Continuing Operations:
Domestic	$ (12,510)	$ 18,130	$ 22,835
International	23,016	20,028	38,975
Total	$ 10,506	$ 38,158	$ 61,810

Comment:

5.	We note your disclosures on page 68 regarding the undistributed earnings of your foreign subsidiaries. Please tell us how you considered disclosing the amount of the unrecognized deferred tax liability on the permanently reinvested earnings if determination of that liability is practicable or a statement that determination is not practicable. Refer to ASC 740-30-50-2c.

4

Response:

We acknowledge the staff’s comment and will clarify our disclosure to include statements substantially in the following form in our “Income Taxes” footnote included in our annual report on Form 10-K for the fiscal year ended December 31, 2011:

The undistributed earnings of our foreign subsidiaries that are considered permanently reinvested and have not been remitted to the United States totaled $XXX million and $116.5 million as of December 31, 2011 and 2010, respectively. These earnings are not subject to U.S. income tax until they are distributed to the United States. Determination of the amount of unrecognized deferred tax liabilities related to these permanently reinvested earnings is not practicable as there is a significant amount of uncertainty and judgment required to assess the total expected impact of repatriation of earnings due to the complexity of our international operations and our foreign tax credit positions. Historically, we have provided for deferred U.S. federal income taxes in our consolidated statements of operations only on the undistributed earnings that were determined not to be indefinitely reinvested. We made the determination of permanent reinvestment on the basis of sufficient evidence that demonstrates that we will invest the undistributed earnings overseas indefinitely for use in working capital, as well as for foreign acquisitions and expansion.

Other

Comment:

6.	Please tell us how you considered filing pro forma financial statements for the disposition of your PGiSend messaging business. In this regard, we note that if the disposition was significant the pro forma financial statements reflecting this disposition should be presented for the three most recent fiscal years and the most recent subsequent interim period. See Item 9.01(b) of Form 8-K and Article 11 of Regulation S-X. As part of your response, please provide us with the results of your significant subsidiary tests as described in Rule 1-02(w) of Regulation S-X.

Response:

We acknowledge the staff’s comment and confirm to the staff that our former PGiSend messaging business met the significant subsidiary tests, as described in Rule 1-02(w) of Regulation S-X. We filed current reports on Form 8-K on each of October 21, 2010 and November 9, 2010, which included pro forma quarterly statements of operations for 2009 and 2010, excluding the PGiSend business, which was presented as discontinued operations for the last two fiscal quarters of 2009 and for the first three fiscal quarters of 2010 in the October 21, 2010 Form 8-K and presented as discontinued operations for full fiscal year 2009 and for the first three fiscal quarters of 2010 in the November 9, 2010 Form 8-K. We included this pro forma information to provide information for our investors that we considered to be useful to investors in evaluating our financial results for comparative purposes. Additionally, in our annual report on Form 10-K for the fiscal year ended December 31, 2010, we reclassified our 2008, 2009 and the pre-disposition period in 2010 operating results to present the PGiSend business as discontinued operations and prepared and

5

presented the consolidated balance sheets as of December 31, 2010 to reflect the impact of the disposition of the PGiSend business.

We also considered the pro forma presentation requirements of Article 11 of Regulation S-X with respect to our PGiSend disposition. Article 11-01(a)(4) states that pro forma financial information shall be furnished if the disposition “is not fully reflected in the financial statements of the registrant ... .” Our PGiSend disposition closed in an interim period on October 21, 2010, and because our annual report on Form 10-K for the fiscal year ended December 31, 2010 would fully reflect the disposition in our consolidated financial statements, we did not include additional pro forma financial statements in our Form 8-Ks referenced above.

In lieu of requiring an amended current report on Form 8-K/A filing related to the disposition of PGiSend, we ask the staff to consider that our annual report on Form 10-K for the fiscal year ended December 31, 2010 contains three years of audited income statements reflecting the PGiSend business as discontinued operations and an audited balance sheet as of December 31, 2010 that excludes the PGiSend business. The intent of Article 11-02(a) of Regulation S-X is to provide financial information to investors to reflect the continuing impact of a transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. The information presented in our annual report on Form 10-K for the fiscal year ended December 31, 2010 satisfies the intent of the requirement to provide pro forma financial information, even though the filing date of March 14, 2011 was not timely per the requirements of Item 9.01(b).

In connection with these responses to the staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the staff's comments, and we appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 262-8550.

Sincerely,

/s/ David E. Trine

David E. Trine

Chief Financial Officer

cc:	Ms. Christine Davis, Assistant Chief Accountant Ms. Jennifer Fugario, Staff Accountant
6